Exhibit 4.38
EXECUTION VERSION

Dated _____________________

SEANERGY MARITIME HOLDINGS CORP.
as Guarantor

– and –

[_____]
as Owner

GUARANTEE

relating to a Bareboat Charter in respect of the vessel named m.v. [______] with IMO Number [____]

dated ____________________

INDEX

CLAUSE		PAGE

1	INTERPRETATION	1

2	GUARANTEE	2

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR	2

4	EXPENSES	3

5	ADJUSTMENT OF TRANSACTIONS	4

6	PAYMENTS	4

7	INTEREST	5

8	SUBORDINATION	5

9	ENFORCEMENT	6

10	REPRESENTATIONS AND WARRANTIES	6

11	UNDERTAKINGS	9

12	FINANCIAL COVENANTS	12

13	JUDGMENTS AND CURRENCY INDEMNITY	13

14	SET‑OFF	14

15	SUPPLEMENTAL	14

16	ASSIGNMENT	15

17	NOTICES	16

18	INVALIDITY OF LEASING DOCUMENTS	16

19	CONFIDENTIALITY	17

20	INCORPORATION OF BAREBOAT CHARTER PROVISIONS	18

21	GOVERNING LAW AND ARBITRATION	18

SCHEDULE 1		20

FORM OF COMPLIANCE CERTIFICATE		20

EXECUTION PAGE		21

THIS GUARANTEE is made on ____________________

BETWEEN

(1)
SEANERGY MARITIME HOLDINGS CORP., a corporation incorporated under the laws of the Republic of the Marshall Islands with registration number 27721 whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Guarantor”); and

(2)
[____], a corporation incorporated under the laws of the [____] with registration number [____] whose registered address is at [_____] (the “Owner” which expression includes its successors and assigns).

BACKGROUND

(A)
By a memorandum of agreement dated _________________ (as amended and supplemented from time to time, the “MOA”) and made between (i) [_____] (the “Bareboat Charterer”) as sellers and (ii) the Owner as buyers, the Bareboat Charterer has agreed to sell and deliver and the Owner has agreed to purchase and accept the legal and beneficial title of the Vessel pursuant to the terms and conditions contained therein.

(B)
By a bareboat charterparty dated _________________  (as amended and supplemented from time to time, the “Bareboat Charter”) and made between (i) the Bareboat Charterer as bareboat charterers and (ii) the Owner as owner, the Owner has agreed to bareboat charter the Vessel to the Bareboat Charterer pursuant to the terms and conditions contained therein.

(C)	The Guarantor is the direct shareholder of the Bareboat Charterer and directly holds all of the issued shares in the Bareboat Charterer.

(D)
It is one of the conditions precedent to the purchase of the Vessel by the Owner from the Bareboat Charterer under the MOA and the subsequent chartering of the Vessel by the Owner to the Bareboat Charterer under the Bareboat Charter that the Guarantor enters into this Deed.

(E)	This Guarantee is the Guarantee referred to in the Bareboat Charter.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Bareboat Charter shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms.

In this Guarantee:

“bankruptcy” includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country.

“Compliance Certificate” means a certificate in the form set out in Schedule 1 (Form of Compliance Certificate) or in any other form agreed between the Guarantor and the Owner.

“Party” means a party to this Guarantee.

“Security Period” means the period starting on the date of this Guarantee and ending on the date on which the Owner is satisfied that all present and future liabilities of the Bareboat Charterer under or in connection with the Leasing Documents have been irrevocably paid in full.

2	GUARANTEE

2.1	Guarantee and indemnity.

The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Bareboat Charterer under or in connection with the Leasing Documents (or any of them) to which the Bareboat Charterer is a party;

(b)
guarantees the punctual performance by the Bareboat Charterer of all the Bareboat Charterer’s obligations under or in connection with the Leasing Documents (or any of them) to which the Bareboat Charterer is a party;

(c)
undertakes to pay to the Owner, within three (3) Business Days from the Owner’s demand as if it was the principal obligor, any such amount which is not paid by the Bareboat Charterer when due and payable under or in connection with the Leasing Documents (or any of them) taking into account any grace period for such payment as may be applicable under the terms of the Leasing Documents; and

(d)
undertakes to fully indemnify, as an independent and primary obligation, the Owner within three (3) Business Days from its demand in respect of all documented claims, expenses, liabilities, costs and losses which are made or brought against or incurred by the Owner as a result of or in connection with any obligation or liability of the Bareboat Charterer under the Leasing Documents to which the Bareboat Charterer is a party and/or any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Owner would otherwise have been entitled to recover under the Leasing Documents to which the Bareboat Charterer is a party.

2.2	No limit on number of demands.

The Owner may serve more than one demand under Clause 2.1 (Guarantee and indemnity).

2.3	Guarantee of whole amount.

This Guarantee shall be construed and take effect as a guarantee of all amounts due to the Owner under the Leasing Documents (or any of them) to which the Bareboat Charterer is a party.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1	Principal and independent debtor.

The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences.

Without limiting the generality of Clause 3.1 (Principal and independent debtor), the Guarantor shall neither be discharged by, nor have any claim against the Owner in respect of:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Guarantor and its subsidiaries;

(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)
any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Leasing Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Leasing Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Leasing Document or any other document or security; or

(g)	any insolvency or similar proceedings.

3.3	Immediate recourse.

The Guarantor waives any right it may have of first requiring the Owner to proceed against or enforce any other rights or security or claim payment from any person (including without limitation to commence any proceedings under any Leasing Document or to enforce any Security Interests granted under the Security Documents) before claiming or commencing proceedings under this Guarantee.  This waiver applies irrespective of any law or any provision of a Leasing Document to the contrary.

3.4	Appropriations.

Until all amounts which may be or become payable by the Obligors under or in connection with the Leasing Documents have been irrevocably paid in full, the Owner may refrain from applying or enforcing any other moneys, security or rights held or received by the Owner in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same.

3.5	Guarantor Intent

Without prejudice to the generality of Clause 3.2 (Waiver of rights and defences), the Guarantor expressly confirms that it intends that this Guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Leasing Documents.

4	EXPENSES

4.1	Costs of preservation of rights, enforcement etc.

The Guarantor shall pay to the Owner within three (3) Business Days of its demand the amount of all documented expenses (including, without limitation, out of pocket expenses and legal fees) incurred by the Owner in connection with the enforcement of, or the preservation of any rights under this Guarantee or any other Leasing Document, including any advice, claim or proceedings relating to this Guarantee or any other Leasing Document.

4.2	Fees and expenses payable under Bareboat Charter.

Clause 4.1 (Costs of preservation of rights, enforcement etc.) is without prejudice to the Guarantor’s liabilities in respect of the Bareboat Charterer’s obligations under clause 42 (fees and expenses) of the Bareboat Charter.

5	ADJUSTMENT OF TRANSACTIONS

5.1	Reinstatement of obligation to pay.

The Guarantor shall pay to the Owner within three (3) Business Days from its demand any amount which the Owner is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of the Bareboat Charterer on the ground that the Bareboat Charter (as the case may be), or a payment by the Bareboat Charterer or other Relevant Person , was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments.

Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Owner may from time to time notify to the Guarantor;

(c)	without any form of set‑off (save as otherwise agreed under the Bareboat Charter), cross‑claim or condition; and

(d)
free and clear of any tax deduction or withholding for or on account of any tax payable under the laws of its Relevant Jurisdictions except a tax deduction or withholding which the Guarantor is required by law to make.

6.2	Grossing-up for taxes.

If the Guarantor is required by law to make a tax deduction, the amount due to the Owner shall be increased by the amount necessary to ensure that the Owner receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

6.3	Indemnity and evidence of payment of taxes.

(a)
The Guarantor shall fully indemnify the Owner within three (3) Business Days of the Owner’s demand in respect of all documented claims, expenses, liabilities and losses incurred by the Owner by reason of any failure of the Guarantor to make any tax deduction or by reason of any increased payment not being made on the due date for such payment in accordance with Clause 6.2 (Grossing-up for taxes).

(b)
Within thirty (30) days after making tax deduction, the Guarantor shall deliver to the Owner any receipts, certificates or other documentary evidence satisfactory to the Owner that the tax had been paid to the appropriate taxation authority.

7	INTEREST

7.1	Accrual of interest.

Any amount due under this Guarantee shall carry interest following the date on which the Owner demands payment of it from the Guarantor until it is actually paid, unless interest on that same amount also accrues under the relevant Leasing Document.

7.2	Calculation of interest.

Subject to Clause 7.1, interest on any due but unpaid amounts under this Guarantee shall be calculated and accrue in the same way as interest under clause 36.10 of the Bareboat Charter, as applicable.

7.3	Guarantee extends to interest payable under Leasing Documents.

For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Leasing Documents.

8	SUBORDINATION

8.1	Subordination of rights of Guarantor.

All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Bareboat Charterer or any other Obligor or any Other Charterer or their respective assets shall be fully subordinated to the rights of the Owner under the Leasing Documents until the end of the Security Period and unless the Owner otherwise directs, the Guarantor will not exercise any rights which it may have (whether in respect of any Leasing Document to which it is a party or any other transaction) by reason of performance by it of its obligations under the Leasing Documents or by reason of any amount being payable, or liability arising, under this Guarantee:

(a)	to be indemnified by an Obligor or any Other Charterer;

(b)
to claim any contribution from any third party providing security for, or any other guarantor of, any Obligor’s ’obligations under the Leasing Documents or any Other Charterer’s obligations under the Leasing Documents (as defined in the Other Charters);

(c)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Owner under the Leasing Documents or of any other guarantee or security taken pursuant to, or in connection with, the Leasing Documents by the Owner;

(d)
to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which the Guarantor has given a guarantee, undertaking or indemnity under Clause 2.1 (Guarantee);

(e)	to exercise any right of set-off against any Obligor or Other Charterer; and/or

(f)	to claim or prove as a creditor of any Obligor or Other Charterer in competition with the Owner.

8.2	Turnover.

If the Guarantor receives any benefit, payment or distribution in relation to any of the rights referred to in Clause 8.1 (Subordination of rights of Guarantor) it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Owner by the Obligors under or in connection with the Leasing Documents to be repaid in full on trust for the Owner and shall promptly pay or transfer the same to the Owner for application in accordance with the Leasing Documents.

9	ENFORCEMENT

9.1	No requirement to commence proceedings against Bareboat Charterer.

The Owner will not need to commence any proceedings under, or enforce any Security Interest created by any Leasing Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters.

However, as against the Guarantor:

(a)
any judgment or order of a court in England, the Republic of Liberia or the Republic of the Marshall Islands or any arbitral award of the arbitration in London in connection with any Leasing Document; and

(b)	any statement or admission of the Bareboat Charterer in connection with any Leasing Document,

shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account.

The Owner may, for the purpose of claiming or proving in an insolvency of any Relevant Person (other than any Approved Sub-charterer which is not a member of the Group), place any sum received or recovered under or by virtue of this Guarantee on a separate interest bearing suspense or other nominal account without applying it in satisfaction of the Bareboat Charterer’s or Guarantor’s obligations under any Leasing Document.

10	REPRESENTATIONS AND WARRANTIES

10.1	General.

The Guarantor represents and warrants to the Owner, as at the date of this Guarantee and throughout the Charter Period, as follows.

10.2	Status.

(a)	The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.

(b)	The Guarantor is not a US Tax Obligor.

10.3	Corporate power.

The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents, approvals, authorisations, licenses or permits necessary for it:

(a)	to execute this Guarantee or any other Leasing Document to which it is a party; and

(b)	to make all the payments contemplated by, and to comply with, this Guarantee or any other Leasing Document to which it is a party.

10.4	Consents in force.

All the consents, approvals, authorisations, licenses or permits referred to in Clause 10.3 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.5	Legal validity.

This Guarantee and the other Leasing Documents to which it is a party constitute the Guarantor’s legal, valid and binding obligations enforceable against the Guarantor in accordance with their terms subject to any relevant insolvency laws affecting creditors’ rights generally.

10.6	No third party Security Interests.

Without limiting the generality of Clause 10.5 (Legal validity), at the time of the execution and delivery of this Guarantee and any other Security Document to which the Guarantor is a party:

(a)	the Guarantor will have the right to create all the Security Interests which the Security Documents purport to create; and

(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.7	No conflicts.

The execution by the Guarantor of this Guarantee and the other Leasing Document to which it is a party and its compliance with this Guarantee and such other Leasing Documents will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.8	No withholding taxes.

All payments which the Guarantor is liable to make under this Guarantee and the other Leasing Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Relevant Jurisdiction of the Guarantor.

10.9	No default.

No Termination Event or Potential Termination Event has occurred and is continuing.

10.10	Information.

All information which has been provided in writing by or on behalf of the Guarantor to the Owner in connection with any Leasing Document satisfies the requirements of Clause 11.2 (Information provided to be accurate); all audited and unaudited accounts which have been so provided satisfies the requirements of Clause 11.4 (Form of financial statements); and there has been no material adverse effect in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those accounts.

10.11	No litigation.

No legal or administrative action involving the Guarantor which involves claim(s) amounting in aggregate to more than US$5,000,000 has been commenced or taken.

10.12	Sanction.

The Guarantor and each other Obligor and their respective directors, officers or, to the best of their knowledge (after due and careful enquiry), employees or any person acting on its behalf is in compliance with all Sanctions laws, and none of them:

(a)	is a Restricted Person;

(b)	has been or is currently being investigated on compliance with Sanctions;

(c)	has received notice of or is aware of any claim, action, suit or proceeding against any of them with respect of Sanctions; and

(d)	has not taken any action to evade the application of Sanctions.

10.13	Anti-Money Laundering and other Laws.

The Guarantor and each other Obligor is not in breach of Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws and each Relevant Person has instituted and maintained systems, controls, policies and procedures designed to:

(a)	prevent and detect incidences of bribery and corruption, money-laundering and terrorism financing; and

(b)	promote and achieve compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws.

10.14	Provisions of Leasing Documents.

The Guarantor is fully familiar with and agrees with all provisions of the Leasing Documents to which the Bareboat Charterer is a party.

10.15	No waiver.

No oral or written statement has been made to the Guarantor by or on behalf of the Owner or any other person which could be construed as a waiver of any provisions of this Guarantee or a statement of intention not to enforce this Guarantee in accordance with its terms.

11	UNDERTAKINGS

11.1	General.

The Guarantor undertakes with the Owner to comply with the following provisions of this Clause 11 (Undertakings) at all times during the Charter Period, except as the Owner may otherwise permit.

11.2	Information provided to be accurate.

All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements.

The Guarantor will send to the Owner:

(a)
as soon as possible, but in no event later than one hundred and eighty (180) days after the end of each financial year of the Guarantor (beginning with the financial year ending 31 December 2023), the audited consolidated annual financial reports of the Guarantor for that financial year; and

(b)
as soon as possible, but in no event later than ninety (90) days after the end of each half-year of the Guarantor, the unaudited financial reports of the Guarantor certified as to their correctness by an officer of the Guarantor.

11.4	Form of financial statements.

All accounts (audited and unaudited) delivered under Clause 11.3 (Provision of financial statements) will:

(a)	be prepared in accordance with all applicable laws and generally accepted accounting principles consistently applied;

(b)
give a true and fair view of (in respect of the audited and unaudited accounts) or fairly representing (in the case of the management accounts) the state of affairs of the Guarantor at the date of those accounts and of their profit for the period to which those accounts relate;

(c)	fully disclose or provide for all significant liabilities of the Guarantor and its subsidiaries; and

(d)	if not in the English language, be accompanied by an English translation duly certified as to its correctness.

11.5	Shareholder and creditor notices.

Following the occurrence of a Termination Event which is continuing, the Guarantor will send the Owner, at the same time as they are despatched, copies of all notices and minutes relating to any of its extraordinary shareholders’ meetings which are despatched to the Guarantor’s shareholders or creditors or any class of them.

11.6	Consents.

The Guarantor will maintain in force and promptly obtain or renew, and will, upon the request of the Owner, promptly send certified copies to the Owner of, all consents required:

(a)	for the Guarantor to perform its obligations under this Guarantee and any other Leasing Document to which it is a party; and

(b)	for the validity or enforceability of this Guarantee and any other Leasing Document to which it is a party,

and the Guarantor will comply with the terms of all such consents.

11.7	Maintenance of Security Interests.

The Guarantor will:

(a)	at its own cost, do all that it reasonably can to ensure that any Security Document to which it is a party validly creates the obligations and the Security Interests which it purports to create; and

(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enroll any Security Document to which it is a party with any court or authority in all Relevant Jurisdictions, pay any stamp, registration or similar tax in all Relevant Jurisdictions in respect of any Security Document to which it is a party, give any notice or take any other step which may be or become necessary or desirable for any Security Document to which it is a party to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.8	Notification of litigation.

The Guarantor will provide, and will procure that each other Obligor shall provide, the Owner with details of any legal, arbitral or administrative action involving the Guarantor or such other Obligor or the Vessel as soon as such action is instituted or it becomes apparent to the Guarantor or such other Obligor (as the case may be) that it is likely to be instituted and is likely to have a Material Adverse Effect on the ability of the Guarantor or such other Obligor (as the case may be) to perform their obligations under each Leasing Document to which they are respectively a party.

11.9	Notification of default.

The Guarantor will notify the Owner as soon as the Guarantor becomes aware of:

(a)	the occurrence of a Termination Event or a Potential Termination Event; or

(b)	any matter which indicates that a Termination Event or a Potential Termination Event may have occurred,

and will thereafter keep the Owner fully up-to-date with all developments.

11.10	Maintenance of status.

The Guarantor will maintain its separate corporate existence as a corporation and remain in good standing under the laws of the Republic of the Marshall Islands.

11.11	Negative Pledge.

The Guarantor shall procure that the Bareboat Charterer will not, create or permit to arise any Security Interest over any of the Bareboat Charterer’s assets present or future except Security Interests created or permitted by the Security Documents.

11.12	Pari passu.

The Guarantor shall procure that its liabilities under this Guarantee will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.13	No disposal of assets, change of business.

The Guarantor:

(a)	shall not make any substantial change to the nature of its business or its corporate structure from that existing at the date of this Guarantee; and

(b)
shall procure that the Bareboat Charterer will not transfer, lease (other than in relation to the chartering of the Vessel under an Approved Sub-charter) or otherwise dispose any of its assets, whether by one transaction or a number of transactions, whether related or not, except in the usual course of its trading operations.

11.14	No merger etc.

Except with the Owners’ prior written consent (not to be unreasonably withheld) or were expressly permitted under the Leasing Documents, the Guarantor shall procure that the Bareboat Charterer will not, enter into any form of merger, sub-division, amalgamation or other reorganisation, provided that in the case of any Obligor other than the Bareboat Charterer, such merger, sub-division, amalgamation or other reorganisation is permitted so long as the Guarantor remains the surviving entity of any such process.

11.15	Sanctions.

The Guarantor shall comply, and shall procure that each other Obligor complies, with all applicable laws and regulations in respect of Sanctions, and in particular, they shall procure that the Bareboat Charterer effect and maintain a sanctions compliance policy to ensure compliance with all such laws and regulations implemented from time to time.

11.16	Trading not contrary to Sanctions.

The Guarantor shall procure that the Vessel shall not be employed, operated or managed in any manner which (i) is contrary to any Sanctions and in particular, the Vessel shall not be used by or to benefit any party which is a target of Sanctions and/or is a Restricted Person or trade to any area or country where trading the Vessel to such area or country would constitute or reasonably be expected to constitute a breach of any Sanctions or published boycotts imposed by any of the United Nations, the European Union, the United States of America, the United Kingdom or the People's Republic of China, (ii) would result or reasonably be expected to result in any Relevant Person or the Owner becoming a Restricted Person or (iii) would trigger the operation of any sanctions limitation or exclusion clause in any insurance documentation.

11.17	Compliance with Anti-Money Laundering Laws and other Laws.

The Guarantor:

(a)
shall, and shall procure that each other Obligor will, promptly notify the Owner of any non-compliance, by itself or its officers, directors, employees, consultants, agents or intermediaries, with all laws and regulations relating to Sanctions, Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws (including but not limited to notifying the Owner in writing immediately upon being aware that any Relevant Person or its shareholders, directors, officers or employees is a Restricted Person or has otherwise become a target of Sanctions) as well as provide all information (once available) in relation to its business and operations which may be relevant for the purposes of ascertaining whether any of the aforesaid parties are in compliance with such laws;

(b)
shall, and shall procure that each other Obligor (including procuring or as the case may be, using all reasonable endeavours to procure the respective officers, directors, employees, consultants, agents and/or intermediaries of the relevant entity to do the same):

(i)	comply with all Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;

(ii)	maintain systems, controls, policies and procedures designed to promote and achieve ongoing compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws; and

(iii)
in respect of the Bareboat Charterer, not to use, or permit or authorise any person to directly or indirectly use, the Financing Amount for any purpose that would breach any Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws;

(c)
procure the Bareboat Charterer not to lend, invest, contribute or otherwise make available the Purchase Price to or for any other person in a manner which would result in a violation of Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws.

11.18	FATCA.

The Guarantor shall not, and shall procure that the Bareboat Charterer will not become a US Tax Obligor.

11.19	Maintenance of ownership of Bareboat Charterer.

The Guarantor shall remain the legal and beneficial owner of all the issued and allotted shares of the Bareboat Charterer.

12	FINANCIAL COVENANTS

12.1	Financial covenants.

The Guarantor shall ensure that on each Testing Date and for the relevant Accounting Period throughout the Charter Period:

(a)	its Cash and Cash Equivalents divided by the number of Fleet Vessels shall not be lower than US$500,000; and

(b)	the Leverage Ratio shall not be more than 75%.

For the purposes of this Clause 12.1 (Financial covenants):

"Accounting Information" means, (i) the annual audited financial statements of the Guarantor and (ii) the semi-annual unaudited consolidated financial statements of the Guarantor as provided to the Owner in accordance with Clause 11.3 (Provision of financial statements).

"Accounting Period" means:

(i)	the financial year of the Guarantor ending 31 December of each calendar year; or

(ii)	the financial half year of the Guarantor ending 30 June of each calendar year,

in respect of which, in each case, the relevant Accounting Information is required to be delivered pursuant to Clause 11.3 (Provision of financial statements).

“Cash and Cash Equivalents” shall be that shown in the balance sheet in the relevant Accounting Information and includes term deposits, restricted cash and amounts required by the Group’s lenders and lessors to be held for minimum liquidity purposes.

“Fleet Market Value” means valuations of the Fleet Vessels calculated in accordance with the principles set out in the definition of Market Value as set out in the Bareboat Charter.

“Fleet Vessels” means all vessels owned by the Guarantor and its subsidiaries.

“Group” means the Guarantor and its subsidiaries.

“Leverage Ratio” means, as at the date of calculation, the ratio (expressed as a percentage) of Net Debt to Market Value Adjusted Total Assets.

"Market Value Adjusted Other Assets" means, as at the date of calculation, the Fleet Market Value plus the book value (less depreciation and amortization computed in accordance with the applicable Accounting Information on a consolidated basis of all non-current assets of the Group (which, without limitation, shall exclude all Fleet Vessels)), as stated in the latest Accounting Information.

“Market Value Adjusted Total Assets" means, as at the date of calculation, the aggregate of the Market Value Adjusted Other Assets and the Total Current Assets.

“Net Debt" means, as at the date of calculation, the Total Debt less any cash, term-deposits, restricted cash and cash equivalents, in each case as stated in the applicable Accounting Information.

"Testing Date" means 30 June and 31 December of each financial year.

"Total Current Assets" means, the aggregate of the cash, term deposits and marketable securities, trade and other receivables from persons (other than persons being members of the Group) realisable within 1 year such amount to be determined on a consolidated basis less any discounts, allowances and activated goodwill, in each case as shown in the applicable Accounting Information.

"Total Debt" means, as at the date of calculation, the current portion of long-term debt, net of deferred finance costs and the long-term debt, net of current portion and deferred finance costs of the Group as shown in the applicable Accounting Information.

12.2	Compliance Certificate.

(a)	The Guarantor shall supply to the Owner, a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 12.1 (Financial covenants) together with:

(i)	the annual consolidated accounts of the Guarantor to be provided to the Owner in accordance with Clause 11.3(a) (Provision of financial statements); and

(ii)	the semi-annual consolidated accounts of the Guarantor to be provided to the Owner in accordance with Clause 11.3(b) (Provision of financial statements).

(b)	Each Compliance Certificate shall be signed by a director or an officer of the Guarantor.

13	JUDGMENTS AND CURRENCY INDEMNITY

13.1	Judgments relating to Leasing Documents.

This Guarantee shall cover any amount payable by the Bareboat Charterer under or in connection with any judgment relating to any Leasing Document.

13.2	Currency indemnity.

If any sum due from the Guarantor to the Owner under this Guarantee or under any order or judgment relating to this Guarantee has to be converted from the currency in which this Guarantee provided for the sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making or lodging any claim or proof against the Guarantor, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order or judgment from any court or other tribunal; or

(c)	enforcing any such order or judgment;

the Guarantor shall, on demand, indemnify the Owner against the loss arising when the amount of the payment actually received by the Owner is converted at the available rate of exchange into the Contractual Currency.

In this Clause 13.2 (Currency indemnity), the “available rate of exchange” means the rate at which the Owner is able at the opening of business (Beijing time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

14	SET‑OFF

14.1	Application of credit balances.

The Owner may, following the occurrence of a Termination Event which is continuing, without prior notice, but notifying the Guarantor afterwards:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of either an affiliate of the Owner or the Owner’s financiers in or towards satisfaction of any sum then due from the Guarantor to the Owner under this Guarantee and any other Security Document; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Owner considers appropriate.

14.2	Existing rights unaffected.

The Owner shall not be obliged to exercise any of its rights under Clause 14.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which the Owner is entitled (whether under the general law or any document).

15	SUPPLEMENTAL

15.1	Continuing guarantee.

This Guarantee shall remain in force as a continuing security at all times from the date of this Guarantee up to the last day of the Security Period.

15.2	Rights cumulative, non-exclusive.

The Owner’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

15.3	No impairment of rights under Guarantee.

If the Owner omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Owner under this Guarantee.

15.4	Severability of provisions.

If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

15.5	Guarantee not affected by other security.

This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Owner may now or later hold in connection with the Leasing Documents.

15.6	Guarantor bound by Leasing Documents.

The Guarantor agrees with the Owner to be bound by all provisions of each Leasing Document in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

15.7	Applicability of provisions of Guarantee to other Security Interests.

Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 (Liability as principal and independent debtor) and 18 (Invalidity of Leasing Documents) shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 (Liability as principal and independent debtor) and 18 (Invalidity of Leasing Documents).

15.8	Applicability of provisions of Guarantee to other rights.

Clauses 3 (Liability as principal and independent debtor) and 18 (Invalidity of Leasing Documents) shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 (Liability as principal and independent debtor) and 18 (Invalidity of Leasing Documents)), being an agreement referring to this Guarantee.

15.9	Third party rights.

Other than the Other Owners, a person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

15.10	Counterpart.

This Guarantee may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Guarantee.

15.11	Immunity.

The Guarantor waives any rights of sovereign immunity which it or any of its assets may enjoy in any jurisdiction and subjects itself to civil and commercial law with respect to their obligations under this Guarantee.

16	ASSIGNMENT

16.1	Assignment or transfer by Guarantor.

The Guarantor shall not assign any of its rights or transfer by novation of its rights and obligations under this Guarantee except with the Owner’s prior consent in writing.

16.2	Assignment by Owner.

The Owner may assign or transfer its rights under and in connection with this Guarantee to the same extent as it may do so under the Bareboat Charter.

17	NOTICES

17.1	Notices.

Any notice, certificate, demand or other communication to be served, given made or sent under or in relation to this Guarantee shall be in English and in writing and (without prejudice to any other valid method or giving making or sending the same) shall be deemed sufficiently given or made or sent if sent by registered post, fax or by email to the following respective addresses:

(A)	to the Owner:
c/o AVIC International Leasing Co., Ltd
16/F, Hangrong Mansion, 1481 Guozhan Road, Pudong,
Shanghai, China, 200126

Attention: Ryan Zhang
Ship Leasing Dept.
Tel: +86-21-22262623
Email: zhangqiang@chinaleasing.net

(B)	to the Guarantor:	c/o Seanergy Maritime Holdings Corp. 154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece Attention: Legal Department Email: legal@seanergy.gr and finance@seanergy.gr Tel: +30 210 8913520 or, if a party hereto changes its address or fax number, to such other address or fax number as that party may notify to the other.

17.2	Service of notices

Any such communication shall be deemed to have reached the Party to whom it was addressed (a) when delivered (in case of a registered letter), or (b) when actually received in readable form (in case of an email). A notice or other such communication received on a non-working day or after 5.00 p.m. in the place of receipt shall be deemed to be served on the next following working day in such place.

17.3	Validity of demands.

A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Bareboat Charterer under a Leasing Document;

(b)	at the same time as the service of a notice under clause 45.2 of the Bareboat Charter;

and a demand under this Guarantee may refer to all amounts payable under or in connection with a Leasing Document without specifying a particular sum or aggregate sum.

18	INVALIDITY OF LEASING DOCUMENTS

18.1	Invalidity of Leasing Documents.

In the event of:

(a)
any Leasing Document now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy or insolvency of any Relevant Person, the introduction of any law or any other matter resulting in any Relevant Person being discharged from liability under any Leasing Document, or any Leasing Document ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with a Leasing Document if such Leasing Document had been and remained entirely valid, legal and enforceable, or the Bareboat Charterer had not suffered bankruptcy or insolvency, or any combination of such events or circumstances, as the case may be, and the Bareboat Charterer had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Bareboat Charterer under or in connection with a Leasing Document shall include references to any amount which would have so been or become payable as aforesaid.

19	CONFIDENTIALITY

The Parties agree to keep the terms and conditions of this Guarantee (the “Confidential Information”) strictly confidential, provided that a Party may disclose Confidential Information in the following cases:

(a)	it is already known to the public or becomes available to the public other than through the act or omission of the disclosing Party;

(b)
it is required to be disclosed under the applicable laws of any Relevant Jurisdiction or by a governmental order, decree, regulation or rule, by an order of a court, tribunal or listing exchange of the Relevant Jurisdiction, provided that the disclosing Party shall give written notice of such required disclosure to the other Party prior to the disclosure;

(c)	in filings with a court or arbitral body in proceedings in which the Confidential Information is relevant and in discovery arising out of such proceedings;

(d)
to (or through) whom a Party assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Leasing Document (as permitted by the terms thereof), provided that such person receiving Confidential Information shall undertake that it would not disclose Confidential Information to any other party save for circumstances arising which are similar to those described under this Clause or such other circumstances as may be permitted by all Parties;

(e)	to any of the following persons on a need to know basis:

(i)	a shareholder or an affiliate of either Party or a party referred to in either paragraph (c) or (d) (including the employees, officers and directors thereof);

(ii)	professional advisers retained by a disclosing party; or

(iii)	persons advising on, providing or considering the provision of financing to the disclosing party or an affiliate,

provided that the disclosing party shall exercise due diligence to ensure that no such person shall disclose Confidential Information to any other party save for circumstances arising which are similar to those described under this Clause 19 (Confidentiality) or such other circumstances as may be permitted by all Parties; or

(f)	with the prior written consent of all Parties.

20	INCORPORATION OF BAREBOAT CHARTER PROVISIONS

20.1	The following provisions of the Bareboat Charter apply to this Guarantee as if they were expressly incorporated therein with any necessary modifications:

clause 43 (No waiver of rights);

clause 53 (no set-off or tax deduction); and

clause 55 (FATCA).

20.2
Clause 20.1 (Incorporation of Bareboat Charter provisions) is without prejudice to the application to this Guarantee of any provision of the Bareboat Charter which, by its terms, applies or relates to this Guarantee.

21	GOVERNING LAW AND ARBITRATION

21.1	This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

21.2
Any dispute arising out of or in connection with this Guarantee (including a dispute regarding the existence, validity or termination of this Guarantee or any non-contractual obligation arising out of or in connection with this Guarantee) (a "Dispute")), shall be referred to and finally resolved by arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause 21 (Governing law and arbitration). The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

21.3
The reference shall be to three arbitrators. A party wishing to refer a Dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of the date which the notice is delivered to the other party and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and give notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and gives notice that it has done so within the 14 days specified, the party referring a Dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

21.4	Where the reference is to three arbitrators the procedure for making appointments shall be in accordance with the procedure for full arbitration stated above.

21.5
In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

21.6	The language of the arbitration shall be English.

THIS GUARANTEE has been executed and delivered as a deed on the date stated at the beginning of this Guarantee.

SCHEDULE 1

FORM OF COMPLIANCE CERTIFICATE

To:
[___]

From:
SEANERGY MARITIME HOLDINGS CORP.

Date: [●]

Dear Sirs

1.	We refer to a guarantee dated [●] (“Guarantee”) issued by us in favour of you.

2.
This is the Compliance Certificate referred to under Clause 12.2 of the Guarantee. Terms defined in the Guarantee have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

3.	We enclose with this certificate a copy of the [annual audited consolidated accounts/semi-annual consolidated accounts] of the Guarantor for the [financial year/half year] ended on [●].

4.
The accounts referred to in paragraph 3 above (i) have been prepared in accordance with all applicable laws and accounting principles consistently applied, (ii) give a true and fair view of the state of affairs of the Bareboat Charterer, the Guarantor and the Group at the date of the accounts and (iii) fully disclose or provide for all significant liabilities of the Bareboat Charterer, the Guarantor and the Group.

5.	We also enclose a spreadsheet of our calculations of the financial covenants set out in Clause 12.1 of the Guarantee.

6.
We represent and warrant that no Termination Event or Potential Termination Event has occurred as at the date of this Compliance Certificate except for the following matter or event (set out all material details or matters or events).

7.	In addition, we confirm compliance with the financial covenants set out in Clause 12.1 of the Guarantee for the [12 months/6 months] ending as at the date to which the enclosed accounts are prepared.

8.	We certify that, based on the calculations enclosed herein, as at [●]:

(a)	the book value of Cash and Cash Equivalents is [●];

(b)	the Leverage Ratio is [●] per cent.;

9.	This Compliance Certificate shall be governed by, and construed in accordance with, English law.

Signed:

SEANERGY MARITIME HOLDINGS CORP.

EXECUTION PAGE

GUARANTOR

EXECUTED AND DELIVERED AS A DEED	)
by	)
for and on behalf of	)
SEANERGY MARITIME HOLDINGS CORP.	)
as attorney-in-fact	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

OWNER

SIGNED, SEALED AND DELIVERED	)
for and on behalf of	)
[____]	)
acting by	)
its authorised signatory	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)